UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 12 February 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

APPOINTMENT OF GOLD FIELDS NON-EXECUTIVE DIRECTOR

The Board of Directors of Gold Fields is pleased to announce the appointment of Ms Philisiwe Sibiya as a Non-Executive Director to the Board of Directors of the Company with effect from 1 March 2021. Ms Sibiya's appointment follows on the resignation of Ms Phuthi Mahanyele – Dabengwa, a Non-Executive Director of the Company, effective 28 February 2021, due to work commitments as CEO of Naspers SA.

Ms Sibiya is a seasoned executive and business leader with experience in business, growth, mergers and acquisitions and business improvement, delivering market share growth and shareholder value. Ms Sibiya is currently a Non-Executive Director of Investec (Plc and Limited) (including appointments to the Audit, Risk and Capital Committees), and AECI where she also serves as Audit Committee Chair. She is the Founder and CEO of Shingai Group and was CEO of MTN Cameroon until Jan 2018 as well as former CFO of MTN SA. Ms Sibiya holds a BCom Hons and is a Chartered Accountant (CA)(SA).

12 February 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 12 February 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer